Exhibit 99.1

Press Release

Media Contact

Matthias Link

T +49 6172 609-2872

matthias.link@fresenius.com

Contact for analysts and investors

Dr. Dominik Heger

T +49 6172 609-2601

dominik.heger@fmc-ag.com

www.freseniusmedicalcare.com

June 8, 2017

Fresenius Medical Care sees excellent prospects for further growth and launches a new Global Efficiency Program at its Capital Markets Day 2017

Fresenius Medical Care, the world’s largest provider of dialysis products and services, sees excellent future prospects for continued growth. At its Capital Markets Day in Frankfurt, today the management of Fresenius Medical Care updates analysts and investors on the Company’s growth and efficiency strategy and confirms the ambitious financial targets for 2020.

The revenue growth target for 2020 is EUR 24 billion. This represents an annual average growth rate of around 10 percent. Over the same period Fresenius Medical Care also expects an annual, high single-digit percent increase in net income.

These goals are mainly driven by a solid development of the core business of dialysis services and products, with contributions from all regions. In addition, Fresenius Medical Care continues to grow in its Care Coordination business. This includes additional health services to provide a holistic approach in health care for the Company’s patients. Until 2020 Fresenius Medical Care is targeting an annual average revenue growth rate of more than 15 percent in Care Coordination which amounts to 16 percent of the total revenue today.

Fresenius Medical Care also announced its Global Efficiency Program II. The program’s objectives are to identify and realize further efficiency potential and enhance the overall competitiveness of Fresenius Medical Care. Starting in 2018, Global Efficiency Program II

targets to achieve sustained efficiency gains that should lead to cost savings of EUR 100 to EUR 200 million per annum by 2020.

In an environment of increasing patient numbers and changing health care systems, Fresenius Medical Care sees significant potential in providing value-based care. This approach focuses on selling solutions, providing holistic care and receiving outcome-based reimbursement instead of offering single products or services. The vertically integrated business of the Company together with its Care Coordination capabilities enables Fresenius Medical Care to provide effective and efficient care. This is the platform for offering value-based care to an increasing number of patients.

Rice Powell, Chief Executive Officer of Fresenius Medical Care, said in his opening remarks: “The number of dialysis patients is expected to increase from 3 million at the end of 2016 to approximately 4.9 million by 2025. By leveraging our strong core competencies as the leading integrated global provider in the dialysis industry and more than a decade of experience in value-based care, we are excellently positioned for further profitable growth.”

Presentations and other information material given at the Capital Markets Day will be available on our website soon: http://www.freseniusmedicalcare.com/en/investors/events-presentations/

Fresenius Medical Care is the world’s largest provider of products and services for individuals with renal diseases of which around 3 million patients worldwide regularly undergo dialysis treatment. Through its network of 3,654 dialysis clinics, Fresenius Medical Care provides dialysis treatments for 310,473 patients around the globe. Fresenius Medical Care is also the leading provider of dialysis products such as dialysis machines or dialyzers. Along with the core business, the company focuses on expanding the range of related medical services in the field of Care Coordination. Fresenius Medical Care is listed on the Frankfurt Stock Exchange (FME) and on the New York Stock Exchange (FMS).

For more information visit the Company’s website at www.freseniusmedicalcare.com.

Disclaimer

This release contains forward-looking statements that are subject to various risks and uncertainties. Actual results could differ materially from those described in these forward-looking statements due to certain factors, including changes in business, economic and competitive conditions, regulatory reforms, foreign exchange rate fluctuations, uncertainties in litigation or investigative proceedings, and the availability of financing. These and other risks and uncertainties are detailed in Fresenius Medical Care AG & Co. KGaA’s reports filed with the U.S. Securities and Exchange Commission. Fresenius Medical Care AG & Co. KGaA does not undertake any responsibility to update the forward-looking statements in this release.